Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Freedom Acquisition I Corp. (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated January 8, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Freedom Acquisition I Corp. as of December 31, 2020 and for the period from December 23, 2020 (inception) through December 31, 2020, appearing in the Registration Statement on Form S-1, as filed (File No. 333-252940), of the Company.

/s/ Marcum llp

Marcum llp

New York, NY

February 25, 2021